Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
205-268-6775
Fax: 205-268-3541
Toll Free 800-866-3555
Email:  steve.walker@protective.com

May 19, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549

RE:          Protective Life Corporation
 Form 10-K for fiscal year ended December 31, 2008
 Filed on February 27, 2009
 File No. 001-11339

Dear Mr. Rosenberg:

We have received your letter dated May 7, 2009.  We currently anticipate providing our response to you by June 11, 2009.  Should you have any questions you may contact Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596 or me at (205) 268-6775.

Sincerely,

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer

cc:           Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Corporation